Exhibit 99.1

FORM 62-103F1
EARLY WARNING REPORT

This report updates information disclosed in previous early warning reports filed by (i) OR Royalties Inc. (formerly, known as Osisko Gold Royalties Ltd) ("OR") dated November 27, 2020, which disclosed Osisko Development Corp. ("ODV") (a controlled subsidiary of OR at that time) and Barkerville Gold Mines Ltd. ("BGM") (a wholly-owned subsidiary of ODV at the time and as of the date hereof) as joint actors with OR; and (ii) Electric Elements Mining Corp. ("EEM") dated August 14, 2024, which disclosed ODV and BGM (a wholly-wholly owned subsidiary of ODV at the time and as of the date hereof) as joint actors of EEM.

ODV is filing this early warning report in respect of the Issuer (as defined herein) separate from any disclosure obligations of OR due to decreases in (i) the control exercised by OR in respect of ODV, and (ii) the ownership by OR of equity securities of ODV since the filing of the aforementioned early warning report of OR.

ODV, BGM and EEM, as affiliates and/or joint actors, are filing this early warning report jointly in respect of their combined holdings of securities of the Issuer.

Item 1	– Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities:	Units of the Issuer (as defined herein) (each, a "Unit"). Each Unit consists of one common share of the Issuer (each, a "Common Share") and one common share purchase warrant of the Issuer (each, a "Warrant"). Each Warrant is exercisable by the holder thereof to acquire one Common Share at a price of $0.20 per Common Share at any time on or before December 18, 2028.

Issuer:	Niobay Metals Inc. (the "Issuer")

Address and head office of the Issuer:

1, Place Ville Marie, Suite 4000
Montréal, Québec H3B 4M4

Canada

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The acquisition of Units by Osisko Development Corp. (the "Acquiror") was completed by way of private placement. See Item 2.2 below.

Item 2	– Identity of the Acquiror

2.1	State the name and address of the acquiror.

ODV, a corporation existing under the federal laws of Canada, having the address set forth below:

155 University Avenue, Suite 1450

Toronto, Ontario M5H 3B7

Canada

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On December 18, 2025, the Issuer completed a brokered private placement (the "Brokered Offering") of (i) 12,277,430 Units at a price of $0.14 per Unit (the "Issue Price"), (ii) 28,306,250 flow-through units of the Issuer (each, a "FT Unit") at a price of $0.16 per FT Unit, and (iii) 10,715,000 flow-through units of the Issuer to charitable purchasers (each, a "Charity FT Unit") at a price of $0.21 per Charity FT Unit, for aggregate gross proceeds of $8,497,990.20. Concurrent to the Brokered Offering, the Issuer also announced the closing of a non-brokered private placement (the "Concurrent Private Placement" and together with the Brokered Offering, the "Offering") of 2,296,250 FT Units at a price of $0.16 per FT Unit, for gross proceeds of $367,400.

Pursuant to the Offering, the Acquiror, indirectly through its wholly owned subsidiary, BGM, acquired 8,571,429 Units, comprised of 8,571,429 Common Shares and 8,571,429 Warrants, at the Issue Price for an aggregate subscription price of $1,200,000.06.

Immediately prior to the Offering, the Acquiror owned or controlled: (i) indirectly through its wholly-owned subsidiary, BGM, 9,857,143 Common Shares, representing approximately 7.4% of the issued and outstanding Common Shares on a basic basis (based on there being 133,468,560 Common Shares issued and outstanding at that time); and (ii) together with EEM, a joint actor of ODV and BGM, an additional 4,615,400 Common Shares, representing approximately 3.5% of the issued and outstanding on a basic basis (based on there being 133,468,560 Common Shares issued and outstanding at that time).

Accordingly, immediately prior to the Offering, the Acquiror owned or controlled, indirectly through its wholly-owned subsidiary, BGM, together with EEM, a joint actor of ODV and BGM, an aggregate of 10.8% of the issued and outstanding Common Shares on a basic basis (based on there being 133,468,560 Common Shares issued and outstanding at that time).

Immediately after the Offering, the Acquiror owned or controlled: (i) indirectly through its wholly-owned subsidiary, BGM, 18,428,572 Common Shares and 8,571,429 Warrants, representing approximately (a) 9.9% of the issued and outstanding Common Shares on a basic basis (based on there being 187,063,490 Common Shares issued and outstanding at that time), and (b) 13.8% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Warrants); and (ii) together with EEM, a joint actor of ODV and BGM, an additional 4,615,400 Common Shares, representing approximately 2.5% of the issued and outstanding Common Shares on a basic basis (based on there being 187,063,490 Common Shares issued and outstanding at that time).

Accordingly, immediately after the Offering, the Acquiror owned or controlled, indirectly through its wholly-owned subsidiary, BGM, together with EEM, a joint actor of ODV and BGM, an aggregate of 12.3% of the issued and outstanding Common Shares on a basic basis (based on there being 187,063,490 Common Shares issued and outstanding at that time) and 16.2% of the issued and outstanding Common Shares on a partially diluted basis (assuming, for this purpose, only the exercise in full of the Warrants).

2.3	State the names of any joint actors.

Barkerville Gold Mines Ltd., a corporation existing under the laws of the Province of British Columbia, having the address set forth below.

666 Burrard Street, Suite 2500
Vancouver, British Columbia V6C 2X8
Canada

Electric Elements Mining Corp., a corporation existing under the federal laws of Canada, having the address set forth below.

One First Canadian Place, Suite 3400
100 King Street West
Toronto, Ontario M4X 1A4
Canada

Item 3	– Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror's securityholding percentage in the class of securities.

See Item 2.2 above.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 2.2 above.

3.5	State the designation and number or principal amount of securities and the acquiror's securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 2.2 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror's security holdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror's economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4	– Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Pursuant to the Offering, the Acquiror, indirectly through its wholly owned subsidiary, BGM, acquired 8,571,429 Units, comprised of 8,571,429 Common Shares and 8,571,429 Warrants, at the Issue Price for an aggregate subscription price of $1,200,000.06.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Items 2.2 and 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5	– Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer's business or corporate structure;

(g)	a change in the reporting issuer's charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Acquiror acquired the securities described herein for investment purposes. The Acquiror and its affiliates or any joint actors may, from time to time and at any time, acquire additional Common Shares and/or other equity, debt or other securities or instruments of the Issuer (collectively, "Securities") in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of the Issuer and other relevant factors.

Except as otherwise provided herein, the Acquiror currently has no plans or proposals which would relate to or would result in any of the matters described In Items 5(a) to (k) above; however, as part of its ongoing evaluations of this investment and investment alternatives, the Acquiror may consider such matters, and subject to applicable law, may formulate a plan with respect to such matters.

Item 6	– Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

The Issuer and the Acquiror are party to an investor rights agreement dated November 27, 2020 (the "Investor Rights Agreement"), which provides, among other things, nomination rights, participation rights and registration rights. A copy of the Investor Rights Agreement is available on SEDAR+ (www.sedarplus.ca) under the Issuer's profile.

Item 7	– Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer's securities.

Not applicable.

Item 8	– Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9	– Certification

I, as the General Counsel and VP Strategic Development of the Acquiror, certify on behalf of the Acquiror, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED the 23rd day of December, 2025.

OSISKO DEVELOPMENT CORP.

(signed) "Laurence Farmer"
Name:	Laurence Farmer
Title:	General Counsel and VP Strategic Development

* * * * * *

I, as the Chief Executive Officer of BGM, certify on behalf of BGM, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED the 23rd day of December, 2025.

BARKERVILLE GOLD MINES LTD.

(signed) "Sean Roosen"
Name:	Sean Roosen
Title:	Chief Executive Officer

* * * * * *

I, as the Chief Executive Officer of EEM, certify on behalf of EEM, to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED the 23rd day of December, 2025.

ELECTRIC ELEMENTS MINING CORP.

(signed) "Laurence Farmer"
Name:	Laurence Farmer
Title:	Chief Executive Officer